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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. ___ )*



                           Select Comfort Corporation
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                                (Name of Issuer)


                                     Common
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    81616X100
                     ---------------------------------------
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages


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CUSIP No. 81616X100                   13G                      Page 2 of 5 Pages

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1    NAME OF REPORTING PERSONS. S.S. or I.R.S IDENTIFICATION NO. OF ABOVE
     PERSONS

     The St. Paul Companies, Inc.
     385 Washington Street
     St. Paul, MN 55102
     IRS# 41-0518860

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  (  )
                                                                (b)  (  )

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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota Corporation

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                          5      SOLE VOTING POWER
                                 None

                        --------------------------------------------------------
        NUMBER OF         6      SHARED VOTING POWER
                                 The St. Paul Companies, Inc., through its
          SHARES                 wholly-owned subsidiary, St. Paul Fire and
                                 Marine Insurance Company (F&M), and through
       BENEFICIALLY              F&M's 99% ownership of St. Paul Venture Capital
                                 IV, LLC (SPVC IV), beneficially owns 5,154,748
      OWNED BY EACH              shares of common stock by virtue of F&M's
                                 ownership of 4,766,008 shares of common stock
        REPORTING                and 59,769 shares of common stock issuable upon
                                 exercise of outstanding warrants, which are
       PERSON WITH               convertible within 60 days, and SPVC IV's
                                 ownership of 321,017 shares of common stock and
                                 7,954 shares of common stock issuable upon
                                 exercise of outstanding warrants, which are
                                 convertible within 60 days.
                        --------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER
                                 None
                        --------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER
                                 5,154,748 shares (see remark in Item 6)
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,154,748 shares (see remark in Item 6)

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     28.4%

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12   TYPE OF REPORTING PERSON*
     HC

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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                               Page 3 of 5 Pages

ITEM 1 (A).       NAME OF ISSUER:
                  Select Comfort Corporation

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ITEM 1 (B).       ADDRESS OF ISSUER'S PRINCIPAL OFFICES:
                  6105 Trenton Lane North
                  Suite 100
                  Plymouth, MN 55442

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ITEM 2 (A).       NAME OF PERSON FILING:
                  The St. Paul Companies, Inc.
                  (see Exhibit A)

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ITEM 2 (B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  385 Washington Street
                  St. Paul, MN 55102

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ITEM 2 (C).       CITIZENSHIP:
                  Minnesota corporation

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ITEM 2 (D).       TITLE OF CLASS OF SECURITIES:
                  Common

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ITEM 2 (E).       CUSIP NUMBER:
                  81616X100

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ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                  13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
         (a)  / / Broker or Dealer registered under Section 15 of the Act
         (b)  / / Bank as defined in section 3(a)(6) of the Act
         (c)  / / Insurance Company as define in section 3(a)(19) of the Act
         (d) / / Investment Company registered under section 8 of the Investment Company Act
         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
         (g) /x/ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)
         (h)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


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                                                               Page 4 of 5 Pages

 ITEM 4.    OWNERSHIP
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       (a)  Amount Beneficially Owned: The St. Paul Companies, Inc.,
            through its wholly-owned subsidiary, St. Paul Fire and
            Marine Insurance Company (F&M), and through F&M's 99%
            ownership of St. Paul Venture Capital IV, LLC (SPVC IV), beneficially owns 5,154,748 shares of common stock by virtue of F&M's ownership of 4,766,008 shares of common stock and
            59,769 shares of common stock issuable upon exercise of
            outstanding warrants, which are convertible within 60 days, and SPVC IV's ownership of 321,017 shares of common stock
            and 7,954 shares of common stock issuable upon exercise of outstanding warrants, which are convertible within 60 days.
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       (b)  Percent of Class: The shares reported in Item 4(a), above, constitute 28.4% of the outstanding common shares of the
            Issuer.
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       (c)  Number of shares as to which such person has:
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            (i)   Sole power to vote or direct the vote: none
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            (ii)  Shared power to vote or direct the vote: 5,154,748
                  (see remark in Item 4(a) above)
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            (iii) Sole power to dispose or direct the disposition: none
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            (iv)  Shared power to dispose or direct the disposition:
                  5,154,748 (see remark in Item 4(a) above
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ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. If this
            statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five person of the class of securities, check the following. / /
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ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
            Not Applicable
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ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY:
            St. Paul Fire and Marine Insurance Company is an Insurance Company under Reg. 240.13d-1(b)(1)(ii)(C)
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ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
            Not Applicable
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ITEM 9.     NOTICE OF DISSOLUTION OF GROUP: Not Applicable
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ITEM 10.    CERTIFICATION
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                                         SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                             Date: February 8, 1999



                              /Bruce A. Backberg/
                             ----------------------------------------------
                             Bruce A. Backberg
                             Senior Vice President and Chief Legal Counsel


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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                             EXHIBIT A - DISCLAIMER


Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission that The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.